UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 5
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2014

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2014 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit XVII:  Underwriting Agreement dated October 6, 2015, in connection with the offering of $4,000,000,000 1.625% Notes due 2020.

Exhibit XVIII:  Opinion of the European Investment Bank (acting through its Legal Directorate) dated October 14, 2015, in connection with the offering of $4,000,000,000 1.625% Notes due 2020.

Exhibit XIX:   Opinion of Cravath, Swaine & Moore LLP dated October 14, 2015, in connection with the offering of $4,000,000,000 1.625% Notes due 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 14st day of  October, 2015.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ Eric Lamarcq
Eric Lamarcq
Director
Treasury Department

by
/s/ Sandeep Dhawan
Sandeep Dhawan
Head of Funding
Americas, Asia, Pacific Capital Markets

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Washington, D.C., on the 14st day of  October, 2015.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ David O’Sullivan
David O’Sullivan
Head of Delegation of the Delegation of the European Union to the United States

EXHIBIT INDEX

Exhibit	Document
XVII	Underwriting Agreement dated October 6, 2015, in connection with the offering of $4,000,000,000 1.625% Notes due 2020.
XVIII	Opinion of the European Investment Bank (acting through its Legal Directorate) dated October 14, 2015, in connection with the offering of $4,000,000,000 1.625% Notes due 2020.
XIX	Opinion of Cravath, Swaine & Moore LLP dated October 14, 2015, in connection with the offering of $4,000,000,000 1.625% Notes due 2020.